March 4, 2022

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Lakeshore Acquisition II Corp.
Registration Statement on Form S-1
File No. 333-262381

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), Network 1 Financial Services Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday, March 8, 2022, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that in excess of 400 copies of the Preliminary Prospectus dated March 4, 2022 have been, or will be, distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities and Exchange Act of 1934, as amended, in connection with the above referenced issue.

NETWORK 1 FINANCIAL SERVICES INC.

By:	/s/ Damon Testaverde
Name:	Damon Testaverde
Title:	Head of Investment Banking